SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                       Securities and Exchange Act of 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1999
                                   -----------------

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         for the transition period from __________________ to __________________
         Commission file number 1-14050

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
                              Lexmark Savings Plan

         B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                        Lexmark International Group, Inc.
                            One Lexmark Centre Drive
                            740 West New Circle Road
                            Lexington, Kentucky 40550

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                      LEXMARK SAVINGS PLAN



Date:  June 21, 2000                       By: /s/ Kurt M. Braun
       -------------                           -----------------
                                               Kurt M. Braun
                                               Treasurer
                                               Lexmark International Group, Inc.

                                    Form 11-K

                              Lexmark Savings Plan

                                December 31, 1999

                                    --------



                                                                           Pages



Report of Independent Accountants                                            1



Financial Statements:

         Statements of Net Assets Available for Plan Benefits
                  as of December 31, 1999 and 1998                           2

         Statements of Changes in Net Assets Available for Plan Benefits
                  for the years ended December 31, 1999 and 1998             3

         Notes to Financial Statements                                      4-15



Supplemental Schedule:

         Form 5500, Schedule H, Line 4i - Schedule of Assets Held for
               Investment Purposes as of December 31, 1999                    16



Exhibit:

         Consent of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Lexmark Savings Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the Lexmark Saving Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP

Lexington, Kentucky
June 2, 2000

LEXMARK SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 1999 and 1998
(In Thousands of Dollars)


                                                1999                    1998
ASSETS                                       -----------             -----------


Investments                                  $   434,994             $   321,919

Employer contribution receivable                   1,403                   1,797

Due from broker for securities sold                7,932                       -

Other receivables                                     16                     221
                                             -----------             -----------
                Total assets                     444,345                 323,937
                                             -----------             -----------

LIABILITIES

Due to broker for securities purchased                 -                   1,469

Other payables                                     3,516                   1,954
                                             -----------             -----------

                Total liabilities                  3,516                   3,423
                                             -----------             -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS       $   440,829                $320,514
                                             ===========             ===========



The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1999 and 1998
(In Thousands of Dollars)


                                                1999                    1998
                                             -----------             -----------
Investment income:
     Dividend and interest income            $    17,357             $   13,400
     Net appreciation in value of investments     91,657                 60,013

Contributions:
     Employer                                      4,810                  4,572
     Participants                                 23,757                 18,636

Distributions to withdrawing participants        (17,056)                (8,571)

Administrative expenses                             (210)                  (109)
                                             -----------             -----------

        Net increase                             120,315                 87,941

NET ASSETS AVAILABLE FOR PLAN BENEFITS

     Beginning of year                           320,514                232,573
                                             -----------             -----------
     End of year                             $   440,829             $  320,514
                                             ===========             ===========



The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Plan Description:

      The Lexmark Savings Plan (the "Plan") is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. For additional information regarding the Plan's provisions, participants should refer to the Company publication, "You and Your Company," which is available to all participants.

      (a) General
          -------

          The Plan is a defined contribution plan that covers all regular full-time employees of the U.S. subsidiaries of Lexmark International Group, Inc. (the "Company"). Employees are eligible to participate on the first day one hour of service as a regular employee is performed.

          The trustee of the Plan is Fidelity Management Trust Company (the "Trustee"). The Trustee offers the following investment funds to Plan participants: Fidelity Retirement Government Money Market Portfolio, Fidelity Equity-Income Fund, Fidelity Low-Priced Stock Fund, Fidelity Diversified International Fund, Fidelity Growth & Income Portfolio, Fidelity Intermediate Bond Fund, Fidelity Contrafund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Spartan U.S. Equity Index Fund, Dwight Fixed Income Fund and Lexmark Stock Fund.

      (b) Investment Funds
          ----------------

          The Plan's active participant-directed options are as follows: The Fidelity Retirement Government Money Market Portfolio is a money market fund that invests in high quality, short-term money market securities of the U.S. Treasury and government agencies. The Fidelity Equity-Income Fund is a growth and income mutual fund that invests primarily in income-producing stocks, but may also invest in bonds for income. The Fidelity Low-Priced Stock Fund is a growth mutual fund that invests primarily in stocks of companies that the fund's manager believes are undervalued or out of favor and could offer the potential for significant capital appreciation. The Fidelity Diversified
          International Fund is an international, growth mutual fund that invests primarily in stocks of relatively undervalued larger companies located outside the U.S. that are included in the Morgan Stanley EAFE Index. The Fidelity Growth & Income Portfolio is a growth and income mutual fund that invests mainly in U.S. and foreign stocks of companies currently paying dividends and carrying the potential for increased earnings, but may also invest in bonds. The Fidelity Intermediate Bond Fund is an income mutual fund that invests in all types of investment-grade bonds, including foreign, U.S. government and corporate issues, with intermediate maturities. The Fidelity Contrafund is a growth mutual fund that invests primarily in U.S. and foreign common stocks of unpopular companies that the fund's manager believes are undervalued or out of favor. The Fidelity Freedom Funds are asset allocation mutual funds investing in other Fidelity stock, bond and money market mutual funds. The allocation strategy for each Freedom Fund with a target retirement date is based on the number of

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Plan Description (continued):

      (b)  Investment  Funds
           ----------------

           years until anticipated retirement, gradually adopting a more conservative asset allocation over time. The Freedom Income Fund, however, is designed for those already in retirement. The Spartan U.S. Equity Index Fund is a growth and income fund that invests primarily in the companies that comprise the S&P 500 Index. The Dwight Fixed Income Fund is a stable value, commingled fund solely for Company employees that invests in a broadly diversified portfolio of AAA-rated fixed income securities and guaranteed investment contracts. The fixed income investments within the Dwight Fixed Income Fund are wrapped (protected by a contract making them fully benefit responsive) by high quality insurance companies and banks, thus investor withdrawals are guaranteed to take place at book value (principal plus interest) rather than market value. The Lexmark Stock Fund is a commingled fund solely for Company employees that buys shares of Lexmark Class A common stock with a small amount of short-term investments to provide for liquidity needs.

      (c)  Contributions
           -------------

           The Plan is funded by voluntary employee pre-tax contributions up to a maximum of 20% of total annual eligible compensation. Prior to January 1, 1998, the maximum voluntary pre-tax contribution was 12%. The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant contribution rate then in effect by his/her eligible compensation for such period.

           A participant can designate and change the proportions in which his/her pretax contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds. The minimum allocation to each Fund is 1%.

           Prior to January 1, 2000, the Company matched employee pretax contributions in an amount equal to 30% of up to the first 5% of the participant's compensation that the employee contributed per pay period. Effective January 1, 2000, the Company matches employee pretax contributions in an amount equal to 50% of up to the first 6% of the participant's compensation that the employee contributes per pay period. Matching contributions are invested in the same investment funds and in the same proportion as the allocation designated by the participant. However, the participant can elect to have all or a portion of matching contributions invested in the Lexmark Stock Fund, regardless of how the participant's pretax contributions are invested.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Plan Description (continued):

      (c)  Contributions
           -------------
           Prior to January 1, 2000, the Company contributed an additional matching contribution if the Company achieved certain business results each fiscal year, with payout, if any, as soon as practicable in the following year. The additional matching contribution was allocated to a participant based on his/her aggregate contributions to the Plan for that year and was invested in the Lexmark Stock Fund. A participant is not permitted to transfer amounts attributable to such allocation, including any earnings thereon, from the Lexmark Stock Fund to another investment fund, except during retirement. The business results match will not apply to business results for 2000 and beyond. An additional matching contribution of $1,403,040 and $1,796,710 for 1999 and 1998, respectively, has been accrued in the Plan's financial statements.

      (d)  Allocations to Participants
           ---------------------------

           Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. However, earnings of the Plan are allocated on a daily basis. The investment fund options provided by the Trustee are mutual funds that do not assign units for contributions and earnings allocation, except for the Lexmark Stock Fund.

      (e)  Vesting
           -------

           Plan participants who first completed an hour of service prior to July 1, 1994 vest immediately in their contributions and matching contributions made on their behalf by the Company. Employees hired on or after July 1, 1994 and who were not participants in the Plan as of June 30, 1995 become fully vested in the employer matching contributions upon completing five years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first.

      (f)  Withdrawals
           -----------

           A participant who has attained age 59 1/2 may withdraw in cash part (minimum of $500) or all of his/her contributions and matching contributions provided that a participant may make only one such withdrawal in any Plan year.

           Hardship withdrawals are available according to provisions of the Plan if approved by the Plan administrator but are limited to the value of the participant's contributions and the participant's immediate financial need. Earnings and matching contributions are not eligible for hardship withdrawals. After receipt of a hardship withdrawal, a participant is suspended for twelve months from making contributions to the Plan.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Plan Description (continued):

      (f)  Withdrawals
           -----------

           In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

      (g)  Distributions
           -------------

           In the event of normal retirement or permanent disability, and provided the value of the participant's account is in excess of $5,000, the participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

           In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

           Upon termination of employment for any reason other than retirement, permanent disability, or death, and if the value of the participant's account is in excess of $5,000, the participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

           If upon a participant's normal retirement, permanent disability, death, or termination of employment and the value of the participant's account is not in excess of $5,000, such participant receives an immediate distribution.

           Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A common stock. Fractional shares are distributed in cash.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.  Plan Description (continued):

      (h)  Participant Loans
           -----------------

           A Participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment. Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may pre-pay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan administrator based upon comparable rates offered by commercial lending institutions. Payment of the loan is made through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance, provided the loan is not in default.

      (i)  Forfeitures
           -----------

           Any portion of a participant's account balance in which the participant is not vested upon termination constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment. Forfeitures occurring in a Plan year are applied equally on a per participant basis to reduce administrative fees that would otherwise be assessed against the participant's account or may be utilized by the Plan administrator, if certain criteria are satisfied, to restore forfeited amounts of previously terminated employees returning to the Plan. Any remaining forfeitures are applied by the Company against its matching contribution obligation.

      (j)  Exchanges
           ---------

           A  participant  may  reallocate  his/her  account  balance  among the various investment options on a daily basis, however, there are certain restrictions that apply to participant exchanges. A participant may not transfer funds directly from the Dwight Fixed Income Fund to the Fidelity Retirement Government Money Market Fund, the Fidelity Intermediate Bond Fund or the Fidelity Freedom Income Fund because these are considered "competing," or similar, funds. Funds must first be transferred from the Fixed Income Fund to a "non-competing" fund for at least 90 days. With regard to the Lexmark Stock Fund and effective March 5, 1999, a participant may not exchange money into the Lexmark Stock Fund from the first day of the last month of each quarter, until two days after that quarter's earnings results are announced. Also, effective January 1, 2000, a participant may not make more than two transactions (exchanges in or out) involving the Lexmark Stock Fund during a calendar quarter.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.  Summary of Significant Accounting Policies:

      The following are significant accounting policies followed by the Plan:

      (a)  Valuation of Investments
           ------------------------

           Mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

           Investments in guaranteed investment contracts (GICs) are stated at contract value, which represents deposits received and interest earned at guaranteed rates. The fair market value of these contracts approximates the contract value at December 31, 1999 and 1998. Fair market value is determined by discounting the contracts using current market rates. A penalty or adjustment may be imposed for early withdrawal or termination of certain GICs.

           The Plan enters into arrangements known as synthetic GICs, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The Plan purchases interests in commingled trusts managed by Dwight Asset Management or other fixed income securities, which are held in trust for the Plan. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the commingled trust or security held in trust. The underlying financial instrument held in trust and the wrapper contract are presented together in the financial statements at contract value. The contract value of the synthetic GICs approximates the fair market value (determined by discounting the contracts using current market rates) of the contracts at December 31, 1999 and 1998.

           The Lexmark Class A common stock is stated at fair market value as quoted by the New York Stock Exchange.

           Participant loans, short-term investments and cash are stated at cost, which approximates fair market value.

           Fair market value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy. Changes in the fair market value could significantly affect the Plan's net assets available for plan benefits.

      (b)  Net Appreciation (Depreciation)
           -------------------------------

           The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.  Summary of Significant Accounting Policies (continued):

      (c)  Distributions to Withdrawing Participants
           -----------------------------------------

           Distributions to withdrawing participants are recorded when paid.

      (d)  Use of Estimates
           ----------------
           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods. Actual results could differ from those estimates.

 3.  Investments:

     The investments that represent 5% or more of the Plan's net assets in thousands of dollars at December 31, 1999 and 1998 are as follows:

                                                                             1999        1998
                                                                          ---------   ---------
Investments at Fair Market Value:

Lexmark Class A common stock (1,928,975 and 805,604 shares, respectively) $ 174,572*   $ 80,976*

Fidelity Management and Research Company
          Equity-Income Fund (875,663 and 993,057 shares, respectively)      46,830      55,164
          Low Priced Stock Fund (1,007,216 shares in 1998)                        -      23,015
          Spartan U.S. Equity Index Fund (487,714 and 398,310
           shares, respectively)                                             25,405      17,510

Other investments at fair market value less than 5% of net assets           107,371      69,574

Investments at Contract Value (less than 5% of net assets)                   80,816      75,680
                                                                          ---------   ---------

Total Investments                                                         $ 434,994    $321,919
                                                                          =========    ========

*  A portion of which is nonparticipant-directed

      For the years ended December 31, 1999 and 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated in value in thousands of dollars as follows:

                                                        1999             1998
                                                     ---------         ---------
Lexmark Class A common stock                          $ 84,090          $ 51,773
Mutual funds                                             7,567             8,240
                                                      --------          --------

Net appreciation in fair market value of investments  $ 91,657          $ 60,013
                                                      ========          ========

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.  Investments (continued):

    The crediting interest rates as of December 31, 1999 and 1998 and the average yields for the years then ended for each guaranteed investment contract and synthetic guaranteed investment contract are as follows:

                                                                                        Average Yield

                                                                                     1999          1998
                                                                                    ------        ------
Guaranteed Investment Contracts

Monumental Placement Contract #ADA00558FR with Monumental Life Insurance Company
  and crediting rate of 5.9% as of December 31, 1999 and 1998.                        5.9%          5.9%

New York Life Placement Contract #30034 with New York Life Insurance Company and
  crediting rate of 7.4% as of December 31, 1999 and 1998.                            7.4%          7.4%

Participation  in Group Annuity  Contract  #G-26156.01  with Pacific Mutual Life
  Insurance Company and crediting rate of 7.5% as of December 31, 1999 and 1998.      7.5%          7.5%

Participation  in Group  Annuity  Contract  #8617 with John Hancock  Mutual Life
  Insurance Company and crediting rate of 6.9% as of December 31, 1998.                 -           6.9%

Participation in Group Annuity Contract #51508 with Transamerica Occidental Life
  Insurance Company and crediting rate of 6.1% as of December 31, 1999 and 1998.      6.1%          6.1%

Principal Life Placement Contract #4-40184 with Principal Financial Group and
  crediting rate of 6.7% as of December 31, 1999.                                     6.7%            -

Synthetic Guaranteed Investment Contracts

Synthetic GIC including  UAM Dwight  Target 2 Fund and Wrap  Agreement  Contract
  #MDA00015TR with Monumental Life with evergreen maturities and  crediting rate
  of 6.4% as of December 31, 1999. Wrapper fair market value is $164,095.             6.8%           -

Synthetic GIC including  FHLMC  mortgages  1404-D  (CUSIP:  312912VTA)  and Wrap
  Agreement  Contract  #ADA00024 with  Monumental Life with maturity on June 15,
  2001 and  crediting  rate of 6.8% as of December 31, 1998.  Consolidated  into
  Monumental Wrap #MDA00015TR.                                                          -          6.8%

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.  Investments (continued):

                                                                                        Average Yield

                                                                                     1999          1998
                                                                                    ------        ------
Synthetic Guaranteed Investment Contracts

Synthetic GIC  including UAM Dwight Target 2 Fund,  UAM Dwight Target 5 Fund and
  Wrap  Agreement  Contract  #76877-002  with  Transamerica  Life with evergreen maturities  and crediting  rate of 5.7% as of December 31, 1999.  Wrapper fair
  market value is $1,144,310.                                                        5.9%            -

Synthetic  GIC  including  AAA bond ATTMT 1997-A  (CUSIP:  00206LAN5)  and Group
  Annuity Contract #76678 with  Transamerica  Life with maturity on December 17,
  2001 and  crediting  rate of 6.6% as of December 31, 1998.  Consolidated  into
  Transamerica Wrap # 76877-002.                                                       -           6.6%

Synthetic GIC including AAA bond  PEMEX5.2  11/03 (CUSIP:  706448AA5)  and Group
  Annuity Contract  #76877-000 with  Transamerica Life with maturity on November
  15, 2003 and crediting rate of 5.7% as of December 31, 1998. Consolidated into
  Transamerica Wrap # 76877-002.                                                       -           5.7%

Synthetic  GIC  including  FNMA  mortgage  backed  security   FN381002   (CUSIP:
  31377MGK1) and Wrap Agreement Contract  #76877-001 with Transamerica Life with maturity on November  25, 2005 and  crediting  rate of 5.7% as of December 31,
  1998. Consolidated into Transamerica Wrap # 76877-002.                               -           5.7%

Synthetic GIC including  UAM Dwight  Target 2 Fund and Wrap  Agreement  Contract
  #99066 with State Street with evergreen  maturities and crediting rate of 7.0%
  as of December 31, 1999. Wrapper fair market value is $2,213.                      7.0%            -

Synthetic GIC  including UAM Dwight Target 2 Fund,  UAM Dwight Target 5 Fund and
  Wrap Agreement Contract #97037 with State Street with evergreen maturities and crediting  rate of 5.5% as of December 31, 1999.  Wrapper fair market value is
  $553,187.                                                                          6.1%            -

Synthetic GIC including FNMA seven year balloon mortgage pass-through securities
  FN313526  (CUSIP:  31374GHB6)  and Wrap Agreement  Contract  #97037 with State
  Street Bank with maturity on March 25, 2003 and  crediting  rate of 7.2% as of
  December 31, 1998.  Consolidated  with State Street Wrap # 98022 and 98155.          -           7.0%

Synthetic  GIC  including  FNMA  mortgage  backed  security   FN380214   (CUSIP:
  31377LK36)  and Wrap  Agreement  Contract  #98022 with State  Street Bank with maturity on April 25, 2005 and crediting rate of 6.1% as of December 31, 1998.
  Consolidated into State Street Wrap # 97037.                                         -           6.2%

Synthetic GIC including  FHLMC  mortgages  FSPC T-13 A7 (CUSIP:  3133TGDB2)  and
  Group  Annuity  Contract  #98155 with State Street Bank with maturity on April
  25, 2013 and crediting rate of 6.2% as of December 31, 1998. Consolidated into
  State Street Wrap # 97037.                                                           -           6.1%

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.  Nonparticipant-Directed Investments:

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is shown in the following tables. The Lexmark Stock Fund is a nonparticipant-directed investment due to the Company directed allocation and non-transferability of the business results matching contribution.


    NET ASSETS:
    December 31, 1999 and 1998
    (In Thousands of Dollars)

                                                 1999                   1998
                                              ----------             ----------
    Assets
      Investments, at fair market value:
         Short-term investments and cash      $        -             $    3,217
         Lexmark Class A common stock            174,572                 80,976
                                              ----------             ----------
                            Total investments    174,572                 84,193

      Employer contribution receivable             1,403                  1,797
      Due from broker for securities sold          7,932                      -
      Other receivables                               16                    221
                                              ----------             ----------
                            Total assets         183,923                 86,211
                                              ----------             ----------
    Liabilities
       Due to broker for securities purchased          -                  1,469
       Other payables                              3,510                  1,947
                                              ----------             ----------
                            Total liabilities      3,510                  3,416
                                              ----------             ----------

    Net assets                                $  180,413             $   82,795
                                              ==========             ==========

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

4.  Nonparticipant-Directed Investments (continued):


    CHANGES IN NET ASSETS:
    for the years ended December 31, 1999 and 1998
    (In Thousands of Dollars)

                                                        1999            1998
                                                     ----------      ----------
    Investment income:
       Dividend and interest income                   $     323       $      53
       Net appreciation in value of investments          84,090          51,773

    Contributions:
       Employer                                           2,054           2,003
       Participants                                       5,330           1,510

    Participant loan activity:
       Participant loans                                 (1,277)           (650)
       Participant loan payments                            673             330

    Distributions to withdrawing participants            (4,273)           (894)
       Interfund transfers                               10,705           1,939
       Administrative expenses                               (7)             (1)
                                                     ----------      ----------

       Net increase                                   $  97,618       $  56,063
                                                     ==========      ==========

5.  Administrative Expenses:

    Expenses for administration of the Plan are paid jointly by participants and the Company. Participants pay an annual participant fee (on a quarterly basis); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures, to the extent available, and thereafter by the Company. Certain administrative services are provided at no cost to the Plan by the Company.

6.  Income Tax Status:

    The Plan qualifies within the meaning of Section 401(a) and 401(k) of the Internal Revenue Code of 1986, (the "Code"), as amended, and the trust is exempt from tax under Section 501(a) of the Code. The Plan was amended and restated effective January 1, 1998, and anticipates filing an application during 2000 for a favorable determination letter from the Internal Revenue Service stating that the Plan and related trust, as restated, are in compliance with the applicable requirements of the Code.

LEXMARK SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6.  Income Tax Status (continued):

    Participants will not be subject to income tax withholding for deferred compensation, unless required by state or local authority.

    A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the account, in whole or in part.

7.  Plan Termination:

    The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100%
    vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

8.  Concentration of Credit Risk:

    Plan assets are invested in various financial instruments that contain some degree of credit risk. There is a concentration of credit risk as 40% and 25% of Plan assets are invested in Lexmark Class A common stock as of December 31, 1999 and 1998, respectively.

                              SUPPLEMENTAL SCHEDULE
                                     -------

LEXMARK SAVINGS PLAN
PLAN #002 EIN #22-3074422
Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes December 31, 1999

                                                                                          Par or
                                                                                      Maturity Value/
       Identity of Issuer, Borrower,                                                     Number of                       Current
         Lessor or Similar Party             Description of Investment                     Shares          Cost           Value
   -------------------------------------  -------------------------------------     ------------------  -----------   --------------
*  Fidelity Management and Research Co.   Lexmark Stock Fund                                 1,928,975  $74,491,374     $174,572,237
*  Fidelity Management and Research Co.   Contrafund                                           318,939                    19,142,729
*  Fidelity Management and Research Co.   Equity-Income Fund                                   875,663                    46,830,442
*  Fidelity Management and Research Co.   Growth & Income Portfolio                            389,574                    18,372,318
*  Fidelity Management and Research Co.   Intermediate Bond Fund                               195,846                     1,911,460
*  Fidelity Management and Research Co.   Low-Priced Stock Fund                                792,699                    17,946,697
*  Fidelity Management and Research Co.   Diversified International Fund                       429,191                    10,995,881
*  Fidelity Management and Research Co.   Freedom Income Fund                                   54,503                       617,521
*  Fidelity Management and Research Co.   Freedom 2000 Fund                                    514,315                     6,680,955
*  Fidelity Management and Research Co.   Freedom 2010 Fund                                    404,821                     6,019,693
*  Fidelity Management and Research Co.   Freedom 2020 Fund                                    178,593                     2,925,347
*  Fidelity Management and Research Co.   Freedom 2030 Fund                                    193,672                     3,269,185
*  Fidelity Management and Research Co.   Retirement Govt. Money Market Portfolio            7,214,501                     7,214,501
*  Fidelity Management and Research Co.   Spartan U.S. Equity Index Fund                       487,714                    25,405,028
*  Participant Loans                      Participant Loans at Prime plus 1.25%              6,237,306             0       6,237,306
   Monumental Life Insurance Company      Monumental Placement Contract #ADA00558FR at
                                            5.9% with maturity on December 15, 2000.       $ 9,746,277                     9,746,277
   New York Life Insurance Company        New York Life Placement Contract #30034 at 7.4%
                                            with maturity on August 15, 2001.              $ 6,607,508                     6,607,508
   Pacific Mutual Life Insurance Company  Participation in Group Annuity Contract
                                            #G-26156.01 at 7.5% with maturity on
                                            June 20, 2000.                                 $ 3,436,465                     3,436,465
   Principal Financial Group              Principal Life Placement Contract #4-40184
                                            at 6.7% with maturity on December 15, 2002.    $11,046,231                    11,046,231
   TransAmerica Life Insurance &          Participation in Group Annuity Contract
      Annuity Company                       #51508 at 6.1% with maturity on
                                            June 15, 2002.                                 $ 4,437,641                     4,437,641
   TransAmerica Life Insurance &          Synthetic GIC including UAM Dwight Target 2
      Annuity Company                       Fund, UAM Dwight Target 5 Fund and Wrap
                                            Agreement Contract #76877-002 at 5.7% with
                                            evergreen maturities.  Wrapper fair market
                                            value of $1,144,310.                           $18,306,466                    18,306,466
   State Street Bank & Trust Company      Synthetic GIC including UAM Dwight Target 2
                                            Fund,  UAM  Dwight  Target  5 Fund and
                                            Wrap Agreement Contract #97037 at 5.5%
                                            with evergreen maturities.
                                            Wrapper fair market value of $553,187.        $12,836,007                     12,836,007
   State Street Bank & Trust Company      Synthetic GIC including UAM Dwight Target 2
                                            Fund and Wrap Agreement  Contract #99066 at
                                            7.0% with evergreen maturities.
                                            Wrapper fair market value of $2,213.          $ 4,002,225                      4,002,225
   Monumental Life Insurance Company      Synthetic GIC including UAM Dwight Target 2
                                            Fund and Wrap Agreement Contract #MDA00015TR
                                            at 6.4% with evergreen maturities.
                                            Wrapper fair market value of $164,095.        $10,397,196                     10,397,196
*  Fidelity Management and Research Co.   Short-Term Interest Bearing Funds               $ 6,037,025                      6,037,025
                                                                                                                        ------------
                                                                                                                        $434,994,341
                                                                                                                        ============

*  Party-in-interest to the Plan.